# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verrica Pharmaceuticals Inc., CIK 0001660334
CUSIP: 92511W207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10 NORTH HIGH STREET, SUITE 200, WEST CHESTER, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 11/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001727492
Persons authorized to receive notices and communications: David Johnson, Caligan Partners LP, 780 Third Avenue, 30th Floor, New York, New York (NY), 10017, (646) 859-8204; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Caligan Partners LP (CIK 0001727492): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,503,054; sole dispositive power 0; shared dispositive power 6,503,054; aggregate amount beneficially owned 6,503,054 (9.99% of the class)
  Comment: Includes 5,579,144 shares of Common Stock (as defined below) issuable upon exercise of the Reported Warrants (as defined in Item 6). As more fully described in Item 5(a), the Reported Warrants are subject to the 9.99% Blocker (as defined in Item 5(a)) and the percentage set forth on row (13) gives effect to the 9.99% Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported on rows (8), (10) and (11).
- David Johnson (CIK 0001785557): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,503,054; sole dispositive power 0; shared dispositive power 6,503,054; aggregate amount beneficially owned 6,503,054 (9.99% of the class)
  Comment: Includes 5,579,144 shares of Common Stock issuable upon exercise of the Reported Warrants. As more fully described in Item 5(a), the Reported Warrants are subject to the 9.99% Blocker and the percentage set forth on row (13) gives effect to the 9.99% Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported on rows (8), (10) and (11).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Verrica Pharmaceuticals Inc.
Address of issuer's principal executive offices: 10 NORTH HIGH STREET, SUITE 200, WEST CHESTER, Pennsylvania (PA), 19380
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Verrica Pharmaceuticals Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

i. Caligan Partners LP, a Delaware limited partnership ("Caligan"), which serves indirectly as the investment manager to Caligan Partners Master Fund LP, a Cayman Islands limited partnership (the "Caligan Fund") and certain managed accounts (the "Caligan Accounts"), with respect to the shares of Common Stock, held, and issuable upon exercise of warrants held, by the Caligan Fund and Caligan Accounts; and

ii. David Johnson, the Managing Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Johnson", together with Caligan and Caligan Partners GP, LLC, the "Caligan Parties"), with respect to the shares of Common Stock held, and issuable upon exercise of warrants held, by the Caligan Fund and Caligan Accounts.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the business office of each of the Caligan Parties is 780 Third Avenue, 30th Floor, New York, NY 10017.
Present principal occupation or employment: The principal business of each of the Caligan Parties is investment management.
Criminal convictions in the last five years: None of the Caligan Parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Caligan Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Caligan is a Delaware limited partnership. Mr. Johnson is a United States citizen. Caligan Partners GP LLC is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used a total of approximately $24,838,255.72 (excluding brokerage commissions) to acquire the shares of Common Stock and the Reported Warrants (as defined in Item 6) to purchase shares of Common Stock reported herein. The source of the funds used to acquire the shares of Common Stock reported herein was the working capital of the Caligan Fund and the Caligan Accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 23, 2025, the Caligan Fund and Caligan Accounts and certain other institutional investors entered into a Securities Purchase Agreement with the Issuer (the "Purchase Agreement"), pursuant to which the Issuer agreed to sell and issue to the Caligan Fund and Caligan Accounts in a private placement transaction (the "Private Placement") (i) pre-funded warrants to purchase an aggregate of 4,126,239 shares of Common Stock (the "Pre-Funded Warrants") and (ii) accompanying Series C warrants to purchase an aggregate of 1,031,559 shares of Common Stock (the "Series C Warrants"). The purchase price per Pre-Funded Warrant and accompanying Series C Warrant is $4.24115. The Private Placement is expected to close on or about November 25, 2025 (the "Closing"), subject to satisfaction of customary closing conditions.

The Pre-Funded Warrants have a per share exercise price of $0.0001, subject to proportional adjustments in the event of stock splits or combinations or similar events. The Pre-Funded Warrants will not expire until exercised in full. The Series C Warrants are immediately exercisable and have a per share exercise price of $6.315, subject to proportional adjustments in the event of stock splits or combinations or similar events, as well as adjustments for future issuances by the Issuer below the exercise price of the Series C Warrant subject to the limitations and carve outs set forth therein. The Series C Warrants will expire on the fifth anniversary of the Closing.

Pursuant to the Purchase Agreement, the Issuer has also agreed to appoint a designee selected by Caligan as a Class I member of the Issuer's Board of Directors ("Board") promptly following the Closing. Caligan will retain the right to appoint a Board member for so long as it continues to hold at least half of the Pre-Funded Warrants and/or shares of Common Stock issuable upon exercise of the Pre-Funded Warrants it purchased in the Private Placement, subject to compliance with Nasdaq listing rules. In addition, so long as Caligan has the right to appoint a Board member, Caligan will also have the right to designate a Board observer.

On November 23, 2025, the Issuer also entered into a Registration Rights Agreement pursuant to which the Issuer has agreed to prepare and file, within 30 days after the Closing, one or more registration statements with the Securities and Exchange Commission (the "SEC") to register for resale the Common Stock and the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and the Series C Warrants issued pursuant to the Purchase Agreement as well as pursuant to another Securities Purchase Agreement entered into by the Issuer at the same date as the Purchase Agreement with certain accredited investors (the "Other Purchase Agreement" and together with the Purchase Agreement, the "Purchase Agreements"), and to cause the applicable registration statements to become effective within a specified period.

The foregoing descriptions of the Purchase Agreement, Registration Rights Agreement, Pre-funded Warrants and Series C Warrants do not purport to be complete and are qualified in their entireties by reference to the full texts of the Purchase Agreement, Registration Rights Agreement, Form of Pre-funded Warrant and Form of Series C Warrant, which are included as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, respectively, and incorporated by reference herein.

The Reporting Persons believe the securities of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Persons have communicated, and may continue to communicate, with the Issuer's management and Board about a broad range of operational, management, corporate and strategic matters, and may communicate with other stockholders or third parties about such matters. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the shares Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or decrease their economic exposure to the shares of Common Stock without affecting their beneficial ownership of the shares of Common Stock or adjust their exposure to the shares of Common Stock in ways that would affect their beneficial ownership of the shares of Common Stock.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons.

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise any of the Reported Warrants (including the Pre-Funded Warrant and the Series C Warrant) to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Common Stock (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for each of the Reporting Persons gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such Reported Warrants due to the 9.99% Blocker.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons have not entered into transactions in the shares of Common Stock within the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons, the Caligan Fund and the Caligan Accounts is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

In addition to the Pre-Funded Warrants and the Series C Warrants, the Caligan Fund and the Caligan Accounts hold Series B Warrants of the Issuer (such Series B Warrants together with the Pre-Funded Warrants and Series C Warrants held by the Caligan Fund and the Caligan Accounts, the "Reported Warrants") to purchase an aggregate of 421,346 shares of Common Stock, subject to the 9.99% Blocker.

Other than as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Securities Purchase Agreement, dated November 23, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on November 24, 2025).

Exhibit 99.2 - Registration Rights Agreement, dated November 23, 2025 (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K, filed with the SEC on November 24, 2025).

Exhibit 99.3 - Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on November 24, 2025).

Exhibit 99.4 - Form of Series C Warrant (incorporated by reference to Exhibit 4.2 of the Issuer's Current Report on Form 8-K, filed with the SEC on November 24, 2025).

Exhibit 99.5 - Form of Series B Warrant (incorporated by reference to Exhibit 4.3 of the Issuer's Current Report on Form 8-K, filed with the SEC on November 21, 2024).

Exhibit 99.6 - Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

## Signatures
- Caligan Partners LP: /s/ David Johnson, David Johnson, Managing Partner (11/24/2025)
- David Johnson: /s/ David Johnson, David Johnson, Individually (11/24/2025)